Exhibit 99.2

MAG SILVER CORP.

Dated: November 10, 2023

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE
Suite 770
800 W. Pender Street
Vancouver, BC V6C 2V6

604 630 1399 phone
866 630 1399 toll free
604 681 0894 fax

TSX: MAG
NYSE American: MAG
info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Table of Contents

1.	INTRODUCTION	3
2.	DESCRIPTION OF BUSINESS	3
3.	HIGHLIGHTS – SEPTEMBER 30, 2023 & SUBSEQUENT TO THE QUARTER END	4
4.	RESULTS OF JUANICIPIO	6
5.	DEER TRAIL PROJECT	12
6.	LARDER PROJECT	15
7.	OUTLOOK	17
8.	REVIEW OF FINANCIAL RESULTS	18
9.	FINANCIAL POSITION	22
10.	CASH FLOWS	24
11.	SUMMARY OF QUARTERLY RESULTS	25
12.	NON-IFRS MEASURES	26
13.	LIQUIDITY AND CAPITAL RESOURCES	31
14.	CONTRACTUAL OBLIGATIONS	34
15.	SHARE CAPITAL INFORMATION	35
16.	OTHER ITEMS	35
17.	TREND INFORMATION	36
18.	RISKS AND UNCERTAINTIES	37
19.	OFF-BALANCE SHEET ARRANGEMENTS	38
20.	RELATED PARTY TRANSACTIONS	38
21.	CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS	40
22.	CHANGES IN ACCOUNTING STANDARDS	41
23.	CONTROLS AND PROCEDURES	41
24.	ADDITIONAL INFORMATION	42
25.	CAUTIONARY STATEMENTS	42

2

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

1.	INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the three and nine months ended September 30, 2023 (“Q3 2023”). It is prepared as of November 9, 2023 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2023 together with the notes thereto which are available on the Canadian Securities Administrator’s System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated; references to C$ refer to Canadian dollars. The functional currency of the parent, its subsidiaries and its investment in Juanicipio (as defined herein), is the US$.

The common shares of the Company trade on the Toronto Stock Exchange and on the NYSE American, LLC both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America.

Forward-Looking Statements and Risk Factors

This MD&A contains forward-looking statements (as defined herein) which should be read in conjunction with the risk factors described in section “Risks and Uncertainties” and the cautionary statements provided in section “Cautionary Statements” at the end of this MD&A.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver (see ‘Related Party Transactions’ below).

2.	DESCRIPTION OF BUSINESS

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) investment in the 4,000 tonnes per day (“tpd”) Juanicipio Mine, operated by Fresnillo plc (“Fresnillo”) (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralized material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

3

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

3.	HIGHLIGHTS – SEPTEMBER 30, 2023 & SUBSEQUENT TO THE QUARTER END

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

✓	Following a successful commissioning and ramp-up period, the Juanicipio processing facility has achieved nameplate capacity during September 2023 with silver recovery consistently above 88% marking a step change in performance relative to the comparative quarter and a successful transition to a fully independent producer.

✓	A total of 322,249 and 921,990 tonnes of mineralized material were processed across the Juanicipio and Saucito plants during the three and nine months ended September 30, 2023, respectively. 92% of all material processed in Q3 was processed through the Juanicipio plant.

✓	Average head grade for the three and nine months ended September 30, 2023 was 523 and 474 grams per tonne (“g/t”) yielding silver production of 4.78 million and 12.29 million ounces, respectively.

✓	Juanicipio delivered robust cost performance with cash cost[1] of $4.68 per silver ounce sold and all-in sustaining cost[1] of $9.19 per silver ounce sold in Q3.

✓	Juanicipio generated strong operating cash flow of $57,346 and free cash flow[1] of $40,649 in Q3.

✓	At the end of the quarter, Juanicipio held cash balances of $23,434, representing an increase of $14,895 over the second quarter, mainly as a result of strong operating cash flows driven by the mine reaching its intended production levels.

✓	Juanicipio returned a total of $11,295 in interest and loan principal repayments to MAG during Q3.

✓	MAG concluded a $40,000 senior secured revolving Credit Facility (as defined herein) with the Bank of Montreal on October 4, 2023.

✓	As Juanicipio ramped up its operations and transitioned to full capacity, there was a progressive reduction of Juanicipio’s reliance on the nearby Fresnillo and Saucito plants (100% owned by Fresnillo). Notably, no feed was supplied to these plants in both August and September. This transition had a direct impact on total milling and, consequently, overall production for the quarter. Positively, this was partially offset by higher grade feed and continued efforts to optimize the Juanicipio plant as it ramped up to full capacity.

✓	Effective June 20, 2023, MAG was included in the NYSE Arca Gold Miners Index which is tracked by the VanEck Vectors Gold Miners ETF.

_________________________

1 Total cash costs, cash cost per ounce, all-in sustaining costs, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the Q3 2023 Financial Statements.

4

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

✓	MAG reported net income of $8,862 ($0.09 per share) and Adjusted EBITDA[1] of $29,920 for the three months ended September 30, 2023.

✓	MAG reported net income of $32,965 ($0.32 per share) and Adjusted EBITDA[1] of $67,693 for the nine months ended September 30, 2023.

CORPORATE

✓	In September the Company published its second annual Sustainability Report underscoring its commitment to transparency with its stakeholders while providing a comprehensive overview of the Company’s environmental, social and governance (“ESG”) commitments, practices and performance for the 2022 year. The 2022 Sustainability report is supported by the MAG Silver 2022 ESG Data Table which discloses MAG’s historical ESG performance data. MAG’s 2022 Sustainability report and ESG Data Table are available on the Company’s website at https://magsilver.com/esg/reports/.

EXPLORATION

✓	Juanicipio:

•	Infill drilling at Juanicipio continued in Q3 2023, with one rig on surface and one underground with the goal of upgrading and expanding the Valdecañas Vein system at depth and further defining areas to be mined in the near to mid term. During the quarter, 3,349 metres (nine months ended September 30, 2023, 13,273 metres) and 4,874 metres, (nine months ended September 30, 2023, 15,329 metres) were drilled from surface and underground respectively. The 2023 surface drilling program was completed during Q3 with results pending.

✓	Deer Trail Project, Utah:

•	Results from the 12,157 metres in surface-based Phase 2 drilling on the Deer Trail Carbonate Replacement Deposit (“CRD”) project were reported on January 17 and August 3, 2023 (see News Releases under the Company’s SEDAR+ profile at www.sedarplus.ca).

•	On May 29, 2023 MAG started a Phase 3 drilling program focused on up to three porphyry “hub” targets thought to be the source of the manto, skarn and epithermal mineralization and extensive alteration throughout the project area including that at Deer Trail and Carissa. During Q3 2023, 1,994 metres were drilled at high elevation with results pending. An early onset of winter snowfall impacted the commencement of the third porphyry “hub” target which will be drilled next season and drilling has shifted to offset the Carissa discovery and test other high-potential targets.

✓	Larder Project, Ontario:

•	After completing the 2023 initial drilling campaign, the geological team embarked on a comprehensive property-wide data re-evaluation which included review of all historic drilling, selective relogging, re-assaying all available pulps with 4-acid digestion, additional geophysics, field mapping and sampling. These datasets were used to build a unified project model which will be systematically reinterpreted with additional information from future drill programs. Multiple well-defined high-priority drill targets are currently being tested by multiple rigs which are expected to be turning over the next eighteen months.

__________________________

1 Adjusted EBITDA is a non-IFRS measure, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of this measure to the Q3 2023 Financial Statements.

5

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

•	On July 12, 2023 drilling resumed at the Larder Project to test additional targets by the end of the year on the Cheminis and Bear areas. During Q3 2023 4,594 metres were drilled at Cheminis. A minimum of 17,000 metres of drilling is planned.

4.	RESULTS OF JUANICIPIO

MAG owns 44% of Minera Juanicipio, S.A. de C.V.(“Minera Juanicipio”), a company incorporated under the laws of Mexico, which owns Juanicipio. Fresnillo is the project operator and holds the remaining 56%. On December 27, 2021, for various business reasons, the Company and Fresnillo incorporated Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions as Minera Juanicipio for the purpose of holding the Juanicipio plant and mining equipment to be leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral, are collectively referred to herein as “Juanicipio” or the “Juanicipio Mine”.

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted. The Company’s attributable equity interest in Juanicipio is 44%. As Q3 2023 is the first full quarter of commercial production, comparative information presented below together with associated per unit values, where applicable, are not directly comparable.

Operating Performance

The following table and subsequent discussion provide a summary of the operating performance of Juanicipio for the three and nine months ended September 30, 2023 and 2022, unless otherwise noted.

Key mine performance data of Juanicipio (100% basis)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

Metres developed (m)	4,105	3,276	10,989	10,082

Material mined (t)	313,139	225,385	824,721	583,820
Material processed (t)	322,249	180,808	921,990	480,362

Silver head grade (g/t)	523	513	474	556
Gold head grade (g/t)	1.32	1.22	1.23	1.42
Lead head grade (%)	1.33%	0.93%	1.07%	0.93%
Zinc head grade (%)	2.25%	1.81%	1.92%	1.76%

Silver payable ounces (koz)	4,289	2,425	11,167	6,872
Gold payable ounces (koz)	7.76	4.90	22.59	15.36
Lead payable pounds (klb)	7,690	2,969	17,274	7,560
Zinc payable pounds (klb)	9,595	4,494	23,348	11,211

6

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

a)	Health and Safety

As reported by the operator, Fresnillo, there were zero fatalities during the three and nine months ended September 30, 2023.

During the three and nine months ended September 30, 2023, the Total Reportable Injury Frequency Rate (“TRIFR”, which includes the Lost Time Injury and medical treatment or first aid cases reported per 1,000,000 hours worked) was 17.3 and 17.9 respectively (three and nine months ended September 30, 2022: 12.2 and 15.4 respectively) and the Total Lost Time Injury Frequency Rate (“LTIFR”) was 9.9 and 11.3 respectively (three and nine months ended September 30, 2022: 6.1 and 7.2 respectively). On September 30, 2023 the 12 month rolling TRIFR and LTIFR were 17.3 and 10.6 respectively.

On September 30, 2023 there were 2,030 employees and contractors working at Juanicipio (521 employees and 1,509 contractors), for total hours worked of 1,214,200 and 3,525,400, for the three and nine months ending September 30, 2023, respectively.

b)	Mining

During the three and nine months ended September 30, 2023 a total of 313,139 and 824,721 tonnes of mineralized material were mined, respectively. This represents an increase of 39% over Q3 2022 and an increase of 41% over the nine months ended September 30, 2022. Increases in mined tonnages at Juanicipio have been driven by the operational ramp up of the milling facility.

Due to the poor rock quality on the western section of the upper Valdecañas Vein, cut and fill has been chosen as the mining method for the higher levels in this section. Several longhole stopes have been in operation for the past year, and this is the preferred mining method through the main central section and eastern side of the Valdecañas Vein, and ultimately the west side as well, once ground conditions improve with depth.

c)	Processing

During the three and nine months ended September 30, 2023 a total of 322,249 and 921,990 tonnes of mineralized material were processed through the Juanicipio, Saucito and Fresnillo plants. This represents an increase of 78% over Q3 2022 and an increase of 92% over the nine months ended September 30, 2022. The increase in milled tonnage has been driven by the Juanicipio mill commissioning and operational ramp up. As reported by the operator, Fresnillo, the Juanicipio processing facility has achieved nameplate capacity of 4,000 tpd during September 2023 with silver recovery consistently above 88%. During Q3 2023, 92% of all material was processed through the Juanicipio processing facility.

The average silver head grade for the mineralized material processed in the three and nine months ended September 30, 2023 was 523 g/t and 474 g/t respectively (three and nine months ended September 30, 2022: 513 g/t and 556 g/t, respectively). The lower head grade in the nine months ended September 30, 2023 was the result of processing of lower grade stockpiles which were earmarked for the commissioning and ramp-up phase of the Juanicipio processing facility.

7

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

d)	Underground Development

Total underground development to September 30, 2023 is approximately 71 km (44 miles), including 4.11 km (2.55 miles) and 11 km (6.83 miles) completed during the three and nine months ended September 30, 2023, respectively. Underground mine infrastructure is well advanced and development continues to focus on:

•	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein System;
•	making additional cross-cuts through the vein and establishing the initial mining stopes; and
•	integrating additional ventilation and other associated underground infrastructure.

e)	Total cash costs and AISC

The following table provides a summary of the total cash costs1 and all-in-sustaining costs1 (“AISC”) of Juanicipio for the three and nine months ended September 30, 2023, and 2022.

Key mine performance data of Juanicipio (100% basis)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

Total operating cash costs (1)	18,432	13,987	73,900	27,768
Operating cash cost per silver ounce sold ($/oz)	4.30	5.77	6.62	4.04

Total cash costs (1)	20,067	14,050	77,431	28,044
Cash cost per silver ounce sold ($/oz)	4.68	5.79	6.93	4.08

All-in sustaining costs (1)	39,411	23,281	120,111	51,942
All-in sustaining cost per silver ounce sold ($/oz)	9.19	9.60	10.76	7.56

f)	Exploration Update

The Q3 2023 Juanicipio exploration program expenditures totalled $2,059 (nine months ended September 30, 2023: $6,121), for drilling designed to expand and convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources and to explore other parts of the Juanicipio concession. During the quarter, 3,349 metres (nine months ending September 30, 2023: 13,273 metres) and 4,874 metres, (nine months ending September 30, 2023: 15,329 metres) were drilled from surface and underground respectively. The 2023 surface drill program was completed during Q3 2023. Drilling focused on infilling the Valdecañas Vein System including the Anticipada, Pre-Anticipada and Venadas structures.

 _________________________

1 Total operating cash costs, operating cash cost per ounce, total cash costs, cash cost per ounce, all-in sustaining costs, and all-in sustaining cost per ounce are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the Q3 2023 Financial Statements.

8

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the three and nine months ended September 30, 2023 and 2022.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
	$	$	$	$
Sales	125,046	49,715	311,303	169,855
Cost of sales:
Production cost	(43,782)	(18,127)	(125,731)	(46,108)
Depreciation and amortization	(21,646)	(6,376)	(47,001)	(15,052)
Gross profit	59,618	25,212	138,571	108,695
Consulting and administrative expenses	(3,458)	(1,192)	(9,115)	(4,100)
Extraordinary mining and other duties	(1,635)	(64)	(3,532)	(276)
Interest expenses	(5,214)	(369)	(13,915)	(1,109)
Exchange gains (losses) and other	420	1,953	(2,414)	1,895
Net income before tax	49,731	25,540	109,595	105,105
Income tax (expense) benefit	(23,824)	825	(23,441)	(20,101)
Net income (100% basis)	25,907	26,365	86,154	85,004
MAG’s 44% portion of net income	11,399	11,601	37,908	37,402
Interest on Juanicipio loans - MAG's 44%	2,293	180	6,122	488
MAG’s 44% equity income	13,692	11,781	44,030	37,890

Three months ended September 30, 2023 and 2022

Sales increased by $75,331 during the three months ended September 30, 2023, mainly due to 76% higher metal volumes and 28% higher realized metal prices.

Offsetting higher sales was higher depreciation ($15,270) as Juanicipio achieved commercial production and commenced depreciating the processing facility and associated equipment, and higher production cost ($25,654) which was driven by higher sales and operational ramp up in mining and processing, including $7,700 in inventory movements.

Other expenses increased by $10,218 mainly as a result of higher extraordinary mining and other duties ($1,571) in relation to higher precious metal revenues from the sale of concentrates, higher consulting and administrative expenses ($2,266) as an operator services agreement became effective upon initiation of commercial production whereby Fresnillo and its affiliates continue to operate the mine (the “Operator Services Agreement”), and higher interest incurred on shareholder loans ($4,845) which were completely expensed during Q3 2023, whereas being only partly expensed with the rest capitalised to construction in progress in Q3 2022.

Taxes increased by $24,648 impacted by deferred tax charges associated with fixed assets as well as higher taxable profits generated during the period.

9

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Mineralized Material Processed at Juanicipio and Saucito Plants (100% basis)

Three Months Ended September 30, 2023 (322,249 tonnes processed)				Q3 2022 Amount $
Payable Metals	Quantity	Average Price $	Amount $
Silver	4,288,747 ounces	23.51 per oz	100,841	44,518
Gold	7,761 ounces	1,911.99 per oz	14,839	8,219
Lead	3,448 tonnes	1.00 per lb.	7,571	2,578
Zinc	4,352 tonnes	1.15 per lb.	11,005	6,511
Treatment, refining, and other processing costs			(9,211)	(12,111)
Net Revenue			125,046	49,715
Production cost			(43,782)	(18,127)
Depreciation and amortization (1)			(21,646)	(6,376)
Gross Profit			59,618	25,212

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

Nine months ended September 30, 2023 and 2022

Sales increased by $141,448 during the nine months ended September 30, 2023, mainly due to 67% higher metal volumes and 6% higher realized metal prices.

Offsetting higher sales was higher depreciation ($31,949) as Juanicipio achieved commercial production and commenced depreciating the processing facility and associated equipment, and higher production cost ($79,622) which was driven by higher sales and operational ramp up in mining and processing, including $31,983 in inventory movements as commissioning stockpiles were depleted.

Other expenses increased by $25,386 mainly as a result of higher extraordinary mining and other duties ($3,256) in relation to higher precious metal revenues from the sale of concentrates, higher consulting and administrative expenses ($5,016) as the Operator Services Agreement became effective upon initiation of commercial production, and interest incurred on shareholder loans ($12,806) which were completely expensed during the nine months ending September 30, 2023, whereas being only partly expensed with the rest capitalised to construction in progress during the nine months ending September 30, 2022.

Taxes increased by $3,340 impacted by deferred tax charges associated with fixed assets.

10

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Mineralized Material Processed at Juanicipio, Saucito and Fresnillo Plants (100% basis)

Nine Months Ended September 30, 2023 (921,990 tonnes processed)				Nine Months Ended September 30, 2022 Amount $
Payable Metals	Quantity	Average Price $	Amount $
Silver	11,167,181 ounces	23.49 per oz	262,271	147,488
Gold	22,588 ounces	1,942.32 per oz	43,874	27,897
Lead	7,796 tonnes	0.97 per lb.	16,599	7,196
Zinc	10,591 tonnes	1.16 per lb.	27,020	18,422
Treatment, refining, and other processing costs			(38,461)	(31,148)
Net Revenue			311,303	169,855
Production cost			(125,731)	(46,108)
Depreciation and amortization (1)			(47,001)	(15,052)
Gross Profit			138,571	108,695

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.

Cash Flow Results

The following table provides a summary of cash flows for Juanicipio on for the three and nine months ended September 30, 2023 and 2022:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	57,346	15,899	61,026	121,638
Investing activities	(16,524)	(34,254)	(61,652)	(121,022)
Financing activities	(25,843)	(298)	23,091	(947)
Impact of foreign exchange on cash and cash equivalents	(84)	(676)	(133)	(464)
Increase (decrease) in cash and cash equivalents during the period	14,895	(19,329)	22,332	(796)
Cash and cash equivalents, beginning of period	8,540	37,504	1,102	18,972
Cash and cash equivalents, end of period	23,434	18,176	23,434	18,176

a)	Cash flows from operating activities

During the three months ended September 30, 2023, cashflow from operating activities increased ($41,447) due to higher operating margin driven by higher throughput and realized prices.

During the nine months ended September 30, 2023, despite higher operating margin, cash flow from operating activities decreased ($60,612) due to payments made to extinguish substantial 2022 tax and mining duty obligations (increase of $60,316 in income tax payments and $8,785 in mining duty tax payments).

11

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

b)	Cash used in investing activities

During the three and nine months ended September 30, 2023, the net cash used in investing activities was $17,730 and $59,369 lower than the three and nine months ended September 30, 2022, respectively. This decrease was mainly driven by lower initial capital development expenditures of $23,048 and $42,133, respectively, as the project progressed from the construction and development phase in 2022 to the commissioning and operational ramp up phase in 2023.

c)	Cash from (used in) financing activities

During the three months ended September 30, 2023, cash used in financing activities was $25,545 higher than the three months ended September 30, 2022, due to a $20,000 loan repayment made to the shareholders ($8,800 for MAG’s account) and $5,670 of loan interest payments made to shareholders ($2,495 for MAG’s account).

During the nine months ended September 30, 2023, cash from financing activities was $24,038 higher than the nine months ended September 30, 2022, due to a $58,600 cash injection from shareholders (mainly to extinguish substantial tax and mining duty obligations, as mentioned above in a) Cash flows from operating activities) offset by the $20,000 loan repayment mentioned above and $13,157 of loan interest payments to shareholders ($5,789 for MAG’s account).

d)	Liquidity position

With the plant completed and commercial production declared on June 1, 2023, all major construction activities have now been completed and Juanicipio is demonstrating its ability to sustain nameplate production levels. Going forward, cash flow from ongoing operations, along with the cash held by Juanicipio at September 30, 2023 of $23,434 on a 100% basis, are expected to substantially fund any remaining capital. Additional funding requirements, if any, related to market conditions (i.e. lower metal prices or higher inflation driving higher costs for instance) or for additional sustaining capital in excess of the operating cash flow generated may be funded by further cash calls by Fresnillo and MAG.

5.	DEER TRAIL PROJECT

BACKGROUND AND HISTORY

MAG executed an option agreement (the “Deer Trail Agreement”) effective December 20, 2018 to acquire and consolidate 100% of the consolidated historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah (the “Deer Trail Project”). The Deer Trail Project includes a mixture of patented and unpatented claims totaling approximately 6,500 hectares (“ha”). The counterparties to the Deer Trail Agreement contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the counterparties retaining a 2% net smelter returns royalty. In order to earn in 100%, MAG must make a total of $30,000 in escalating annual exploration expenditures ($24,460 expended to September 30, 2023) and $2,000 in advanced royalty payments ($650 paid to September 30, 2023), both over the 10-year term of the Deer Trail Agreement, by December 2028. All minimum obligatory commitments under the Deer Trail Agreement have been satisfied.

12

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

The Company believes that the Deer Trail Project is a silver-rich CRD related to one or more porphyry intrusive centres. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technologies to the search for an entire suite of mineralization systems expected to occur on the property.

MAG’s exploration focus is to seek the source of the historically mined high-grade silver-lead-zinc-copper-gold Deer Trail manto in the thick, high-potential Redwall Limestone host rock sequence that regional mapping indicates lies just below the interlayered sedimentary and limestone section that hosts the historical Deer Trail mine mineralization. Based on this concept, and the recognition of apparent “feeder” structures to mineralization in the Deer Trail mine, three surface holes totaling 3,927 metres were drilled in the context of the 2021’s Phase 1 program (see Press Release September 7, 2021 under the Company’s SEDAR+ profile at www.sedarplus.ca). These three holes successfully fulfilled all three initial objectives by:

1)	Confirming that the thick section of regionally known Redwall Limestone and other favorable carbonate host rocks continues below the Deer Trail mine;

2)	Confirming and projecting two suspected mineralization feeder structures to depth; and

3)	Intercepting high-grade mineralization related to those structures in host rocks beneath the limits of historical drilling.

A follow up Phase 2 program was completed in Q1 2023, and included 12,157 metres in total, results were reported on January 17 and August 3, 2023 (see Press Releases under the Company’s SEDAR+ profile at www.sedarplus.ca) and highlights include:

▪	Carissa Zone Discovery: by far the most widespread mineralization and strongest alteration drilled on the property were cut by “Carissa Discovery” holes DT22-09 and 10. Both holes cut several hundred metres of progressively increasing Argentiferous (silver-bearing) Manganese-Oxide Mineralization (“AMOM”), marble and skarn before entering zones of distinctive silver-copper-zinc bearing sulfide “lacing”, in turn cut by zones of pervasive mineralized skarn.

▪	DT22-09 intercepted 273.8 metres of distinctive sulfide lacing (mineralization) averaging 12 g/t silver, 0.2% copper, 0.1% lead and 0.2% zinc, with individual sulphide bands grading 59-266 g/t silver, 0.2-5.5% copper, 0.1-1.5% lead, 0.1-5.2% zinc and trace-1.5 g/t gold.

▪	The lacing zone in hole DT22-09 is preceded by hundreds of metres of progressively zoned AMOM, marble and mineralized garnet-pyroxene-magnetite skarn.

▪	DT22-10 cut the same progression of alteration as DT22-09 over 115.6 metres before being lost in sulphide lacing mineralization.

▪	DT22-11: 400 metres north of Carissa discovery cut a 23.5 metres zone of multiple stacked semi-massive sulfide mantos, the best of which grades 150 g/t silver, 1.1 g/t gold, 0.8% copper, 4.9% lead and 4.1% zinc over 5.0 metres.

▪	DT22-12: 800 metres northwest of Carissa cut 33.0 metres grading 0.6 g/t gold encompassing four high-grade gold zones the best of which ran 6.1 g/t gold over 1.5 metre.

13

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

▪	DT22-13: 1.7 km southeast of the Carissa cut six strong copper-gold bearing structures, the best of which graded 2.2 g/t gold and 2.1% copper over 4.2 metres.

▪	Mineralization intercepted in holes DT22-05 through 08 within the Deer Trail mine corridor differs compositionally and geologically from those observed at Carissa, indicating they were likely fed along a separate mineralization pathway from those responsible for Carissa.

▪	The overall results continue to reinforce MAG’s CRD exploration model and suggest multiple mineralization channel-ways extend from the inferred Deer Trail Mountain porphyry center. Multiple fluid channel-ways are a characteristic of many major CRD systems. The distinctly different mineralization styles of the separate zones are hallmark indicators of a significant, long-lived, multi-stage CRD, potentially sourced from a productive Porphyry Copper-Molybdenum intrusive center. Results obtained provide strong support for Phase 3 drilling, currently underway to seek that porphyry center.

▪	A comprehensive data review was conducted in Q2 2023 following the completion of Phase 2 drilling which included revisiting previous holes, relogging of historic holes and interpretation/target generation. The result of this review has opened a number of new targets and solidified the 3 targets in the current drilling campaign.

On May 29, 2023 MAG started a Phase 3 drilling program focused on up to three porphyry “hub” targets thought to be the source of the manto, skarn and epithermal mineralization and extensive alteration throughout the project area including that at Deer Trail and Carissa. During Q3 2023, 1,994 metres were drilled at high elevation with results pending. An early onset of winter snowfall impacted the commencement of the third porphyry “hub” target which will be drilled next season and drilling has shifted to offset the Carissa discovery and test other high-potential targets.

During the three and nine months ended September 30, 2023 and year ended December 31, 2022, the Company has incurred the following exploration and evaluation expenditures on the Deer Trail Project:

	Three months ended	Nine months ended	Year ended
	September 30,	September 30,	December 31,
	2023	2023	2022
	$	$	$
Deer Trail
Option and other payments	75	75	210
Total acquisition costs	75	75	210
Geochemical	109	367	422
Camp and site costs	188	577	713
Drilling	1,540	2,963	6,255
Geological consulting	399	915	964
Geophysical	16	63	325
Land taxes and government fees	178	200	232
Legal, community and other consultation costs	54	296	303
Travel	115	142	167
Total for the period	2,674	5,598	9,591
Balance, beginning of period	22,489	19,565	9,974
Total Deer Trail Project cost	25,163	25,163	19,565

14

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

6.	LARDER PROJECT

BACKGROUND AND HISTORY

On March 11, 2022, the Company entered into a Definitive Arrangement Agreement with Gatling Exploration Inc. (“Gatling”) to acquire all of the issued and outstanding common shares of Gatling with the issuance of common shares of the Company and the advancement of a C$3,000 convertible note receivable. On May 20, 2022, the Company completed the acquisition of Gatling by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Gatling Transaction”), pursuant to which Gatling became a wholly-owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder project located in the historically prolific Abitibi greenstone belt in Northern Ontario, Canada (the “Larder Project”). Under the terms of the Gatling Transaction, each former Gatling shareholder received 0.0170627 of a common share of the Company in exchange for each share of Gatling held immediately prior to the Gatling Transaction. Holders of options and warrants to acquire common shares of Gatling received replacement options and warrants, respectively, entitling the holders thereof to acquire common shares of the Company, based on, and subject to, the terms of such options and warrants of Gatling, as adjusted by the plan of arrangement.

MAG issued a total of 774,643 common shares in connection with the Gatling Transaction. The Company also issued 43,675 replacement stock options and 53,508 replacement warrants. A portion of the liabilities of Gatling related to change of control payments to Gatling executive management was settled by the issuance of 63,492 shares of the Company.

Through the acquisition of Gatling in 2022, the Company acquired 100% of the Larder Project in Ontario, for which the Company recognized $15,187 in exploration and evaluation assets.

Identified assets acquired and liabilities assumed	$

Assets
Cash and cash equivalents	89
Receivables, prepaids and deposits	115
Exploration and evaluation assets	15,187
Total Assets	15,391

Liabilities
Accounts payables and accrued liabilities	1,315
Lease liabilities	37
Total Liabilities	1,352

Net assets acquired	14,039

As at September 30, 2023, the Company has incurred $7,449 spend after acquisition costs, of which $2,396 were drilling costs.

The Company has determined that the Gatling Transaction did not meet the definition of business combination under International Financial Reporting Standards (“IFRS”) 3 – Business Combinations and accordingly, has been accounted for as an asset acquisition.

15

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

The Larder Project hosts three gold zones along the Cadillac-Larder Break (the “Cadillac-Larder Break”), 35 km east of Kirkland Lake and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry townships. The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties associated with various mineral claims and various payments upon a production announcement. MAG retained the Larder Project exploration team and has since added to it.

The Larder property includes several known shear-hosted (“orogenic”) gold mineralization centres located along approximately 8.7 km of strike length of the greater than 250 km long Cadillac-Larder Break, a historically highly-productive regional first-order shear structure. MAG is applying an integrated district-scale exploration model and modern technology to the search for large-volume, high-grade gold mineralization of the style known to occur throughout the Abitibi region and along neighboring segments of the Cadillac-Larder Break. MAG’s technical team believe that a combination of systematic surface-based exploration combined with geophysics should uncover numerous targets in this highly gold mineralized region.

Unlike in many other shear-hosted gold deposits, where mineralization occurs principally along second or third-order structures solaying off a first-order structure, the Larder segment of the Break also has concentrated ore shoots along the first-order structure. This relationship appears similar to that in well-known neighbouring and nearby gold camps along the Break such as the Kerr-Addison mine (approximately 5 km to the east) and the Kirkland Lake district (approximately 35 km to the west). The Larder segment lacks systematic exploration, especially to depths below 500 metres on the main Break, so MAG will be focusing initial efforts along the Break proper. Subsequent focus will include exploration of the many known, and geophysically indicated, 2nd and 3rd order structures that occur throughout the balance of the sparsely tested claim package. The Kir Vit prospect within the Larder claim package is the most advanced of these and appears hosted by the same structure as the Upper Beaver mine owned by Agnico Eagle Mines Limited currently in construction a few kilometres to the west.

The Larder property has numerous non-technical advantages. It lies in a mining-friendly jurisdiction with a very long history of mining. There are First Nation agreements in place, with positive ongoing dialogue. No significant environmental legacies are known. Infrastructure (electrical, gas, highway, water) and access are excellent; exploration costs are relatively low; experienced labour is readily available in the area; and permitting is streamlined, predictable and timely. Importantly, many initial targets can be drilled from existing permitted pads.

MAG anticipates that the mineralization style and characteristics on this property may be similar as in neighbouring major camps. No assurance of this can be made however, readers are cautioned that, as the Company’s exploration and drilling programs at the Larder Project advance, results may prove to be materially different from those characterizing adjacent properties.

After completing the initial 2023 drilling campaign, the geological team embarked on a comprehensive property-wide data re-evaluation which included review of all historic drilling, selective relogging, re-assaying all available pulps with 4-acid digestion, additional geophysics, field mapping and sampling. These datasets are now undergoing systematic reinterpretation to build a unified project model for developing a well-defined pipeline of drill targets which are expected to be tested by multiple rigs turning over the next eighteen months.

16

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

On July 12, 2023 drilling resumed at the Larder Project to test additional targets by the end of the year on the Cheminis and Bear areas. During Q3 2023 4,594 metres were drilled at Cheminis and a second drill rig was commissioned to drill the Bear target. A minimum of 17,000 metres of drilling is planned.

During the three and nine months ended September 30, 2023 and year ended December 31, 2022, the Company has incurred the following exploration and evaluation expenditures on the Larder Project:

	Three months ended	Nine months ended	Year ended
	September 30,	September 30,	December 31,
	2023	2023	2022
	$	$	$
Larder Project
Acquisition	-	-	15,187
Option and other payments	-	-	19
Total acquisition costs	-	-	15,206
Geochemical	141	901	112
Camp and site costs	234	408	127
Drilling	599	1,164	1,232
Geological consulting	766	1,400	450
Geophysical	296	872	314
Land taxes and government fees	14	35	19
Legal, community and other consultation costs	141	308	176
Travel	113	174	58
Total for the period	2,304	5,262	17,694
Balance, beginning of period	20,652	17,694	-
Total Larder Project cost	22,956	22,956	17,694

7.	OUTLOOK

Juanicipio Outlook

All material mined at Juanicipio is now being processed through the Juanicipio processing facility, with the resulting lead (silver-rich) and zinc concentrates treated at market terms under offtake agreements with Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”) (an affiliate of Fresnillo). An Operator Services Agreement became effective upon the declaration of commercial production, whereby Fresnillo and its affiliates will continue to operate the mine for a fee of $13,000 per annum. With the plant operating at nameplate capacity, the focus point is now on ongoing cost and operational optimisation.

Deer Trail Outlook

On May 29, 2023, MAG started a Phase 3 drilling program designed to test the mineralization of porphyry “hubs” inferred to underlie Mt. Brigham and Deer Trail Mountain. The first hole tested the Alunite Ridge target on the south slope of Mt. Brigham, followed by the recently completed Deer Trail Mountain target. These porphyry “hub” targets are defined by extensive surface work showing strong coincident geochemical, geophysical and alteration anomalies. These “hubs” are thought to be the source of the fluids that created the Project area’s manto, skarn and epithermal vein mineralization and pervasive alteration seen throughout the Deer Trail Project area including the Deer Trail and Carissa zones. An early onset of winter snowfall impacted the commencement of the third porphyry “hub” target which will be drilled next season and drilling has shifted to offset the Carissa zone discovery holes, follow up other well-mineralized intercepts and test entirely new targets identified by recent geophysical surveys and soil surveys.

17

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Larder Project Outlook

The field team are currently undertaking a comprehensive re-evaluation of all existing drilling, targeted relogging of selected holes, rerunning all available pulps with 4-acid digestion, and additional geophysics, field mapping and sampling. The goal of this property-wide technical reassessment program is to improve understanding of the different styles of mineralization, alteration and structure as a basis to develop a long-term systematic property-wide exploration program. Initial plans are finalized, and drilling resumed on July 12, 2023 with a planned minimum of 17,000 metres on a pipeline on well-defined high priority targets for the second half of 2023. A second drill rig was commissioned in mid-October. The program will continue to expand as new data is collected and ultimately increase to a multi-rig exploration program in 2024.

8.	REVIEW OF FINANCIAL RESULTS

Three months ended September 30, 2023 and 2022

	For the three months ended
	September 30,	September 30,
	2023	2022
	$	$

Income from equity accounted investment in Juanicipio	13,692	11,781
General and administrative expenses	(4,094)	(3,003)
General exploration and business development	(468)	(20)
Operating income	9,130	8,758

Interest income	663	216
Other income	269	-
Foreign exchange loss	(192)	(199)
Income before income tax	9,870	8,775

Deferred income tax expense	(1,008)	(548)
Net income	8,862	8,227

18

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Income from equity accounted investment in Juanicipio increased to $13,692 during the three months ended September 30, 2023 (September 30, 2022 $11,781) representing the Company’s 44% equity interest in the Juanicipio Mine and is discussed above on a 100% basis in ‘Results of Juanicipio’.

General and administrative expenses increased to $4,094 during the three months ended September 30, 2023 (September 30, 2022: $3,003) due to:

•	increase in management compensation and consulting fees to $1,727 (September 30, 2022: $957) mainly due to executive search fees and payroll related expenditures;
•	increase in accounting and audit fees to $277 (September 30, 2022: $110) mainly due to an increase in audit and tax consulting fees;
•	Juanicipio oversight costs now being expensed through profit and loss subsequent to the declaration of full commercial production at Juanicipio in June 2023 ($332);

Offset by;

•	decrease in share-based payment expense to $882 (September 30, 2022: $1,113) mainly attributable to the initial incentive grants issued to new executives of the Company in 2022; and
•	decrease in insurance expenses to $334 (September 30, 2022: $530) as a result of lower insurance premiums negotiated for the 2023 insurance renewal.

General exploration and business development expenses increased to $468 during the three months ended September 30, 2023 (September 30, 2022: $20) due to $433 of property holding costs consisting mainly of legal, licence renewal, and storage fees.

Interest income increased to $663 during the three months ended September 30, 2023 (September 30, 2022: $216) as a result of higher cash balance and deposit interest rates compared to the comparative quarter.

Other income of $269 during the three months ended September 30, 2023 (September 30, 2022: nil) is attributable to the amortization of the flow-through premium liability.

Deferred income tax expense of $1,008 during the three months ended September 30, 2023 (September 30, 2022: $548) primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

As a result of the foregoing, net income for the quarter was $8,862 compared to $8,227 net income in the same quarter of the prior year.

19

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Nine months ended September 30, 2023 and 2022

	For the nine months ended
	September 30,	September 30,
	2023	2022
	$	$

Income from equity accounted investment in Juanicipio	44,030	37,890
General and administrative expenses	(10,599)	(8,555)
General exploration and business development	(610)	(111)
Exploration and evaluation assets written down	-	(10,471)
Operating income	32,821	18,753

Interest income	1,868	335
Other income	629	-
Foreign exchange loss	(204)	(403)
Income before income tax	35,114	18,685

Deferred income tax expense	(2,149)	(216)
Net income	32,965	18,469

Income from equity accounted investment in Juanicipio increased to $44,030 during the nine months ended September 30, 2023 (September 30, 2022 $37,890) representing the Company’s 44% equity interest in the Juanicipio Mine and is discussed above on a 100% basis in ‘Results of Juanicipio’.

General and administrative expenses increased to $10,599 during the nine months ended September 30, 2023 (September 30, 2022: $8,555) due to:

•	increase in management compensation and consulting fees to $3,949 (September 30, 2022: $2,980) mainly due to executive search fees and payroll related expenditures;
•	increase in share-based payment expense to $2,597 (September 30, 2022: $2,318) mainly attributable to the initial incentive grants issued to new executives of the Company.
•	increase in accounting and audit fees to $606 (September 30, 2022: $294) mainly due to an increase in audit and tax consulting fees;
•	Juanicipio oversight costs now being expensed through profit and loss subsequent to the declaration of full commercial production at Juanicipio in June 2023 ($332);

Offset by;

•	decrease in insurance expenses to $1,162 (September 30, 2022: $1,483) as a result of lower insurance premiums negotiated.

General exploration and business development expenses increased to $610 during the nine months ended September 30, 2023 (September 30, 2022: $111) due to $433 of property holding costs consisting mainly of legal, licence renewal, and storage fees.

Exploration and evaluation assets written down decreased to nil during the nine months ended September 30, 2023. The $10,471 recorded during the nine months ended September 30, 2022, pertains to the Black Hills land claim package, where the Company wrote-down the full carrying amount.

20

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Interest income increased to $1,868 during the nine months ended September 30, 2023 (September 30, 2022: $335) as a result of higher cash balance and interest rates compared to the comparative period.

Other income of $629 during the nine months ended September 30, 2023 (September 30, 2022: nil) is attributable to the amortization of the flow-through premium liability.

Deferred income tax expense of $2,149 during the nine months ended September 30, 2023 (September 30, 2022: $216) primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

As a result of the foregoing, net income for the period was $32,965 compared to $18,469 net income in the same period of the prior year.

Other Comprehensive Income (Loss):

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

Net income	8,862	8,227	32,965	18,469

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities	(2)	(1)	(4)	(60)
Deferred tax benefit	-	-	-	7
Other comprehensive loss	(2)	(1)	(4)	(53)

Total comprehensive income	8,860	8,226	32,961	18,416

In other comprehensive income (loss) during the three and nine months ended September 30, 2023, MAG recorded an unrealized mark-to-market loss of $2 and $4, respectively (September 30, 2022: $1 and $53, respectively).

21

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

9.	FINANCIAL POSITION

The following table summarizes MAG’s financial position as at September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
	$	$
Assets

Current assets
Cash	58,519	29,955
Other current assets	2,349	1,940
Total current assets	60,868	31,895
Non-current assets
Investments	7	11
Investment in Juanicipio	392,629	338,316
Exploration and evaluation assets	48,119	37,259
Property and equipment	312	348
	441,067	375,934
Total assets	501,935	407,829

Liabilities

Current liabilities	5,780	2,663
Non-current liabilities	5,585	3,470
Total liabilities	11,365	6,133
Total equity	490,570	401,696
Total liabilities and equity	501,935	407,829

Cash totalled $58,519 as at September 30, 2023 compared to $29,955 at December 31, 2022, with the increase primarily attributable to proceeds received from a bought deal public offering that closed on February 7, 2023 and a flow-through bought deal private placement that closed on February 16, 2023 as referred to below in ‘Cash Flows - Financing Activities’, and $8,800 of Juanicipio loan repayment received, offset by a $24,992 cash call from Juanicipio as referred to below in ‘Cash Flows - Investing Activities’ and above in ‘Investment in Juanicipio’. Other current assets as at September 30, 2023 include accounts receivable of $1,014 (December 31, 2022: $708) and prepaid insurance and other prepaid expenses of $1,335 (December 31, 2022: $1,232). Account receivables are comprised primarily of a receivable from Juanicipio related to interest on MAG’s shareholder loan advances (see ‘Related Party Transactions’ below).

The equity accounted investment in Juanicipio balance increased from $338,316 at December 31, 2022 to $392,629 at September 30, 2023 and reflects MAG’s share of earnings from Juanicipio and its ongoing equity accounted investment in Juanicipio, as discussed below in ‘Company’s investment in Juanicipio’.

22

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Exploration and evaluation assets as at September 30, 2023 increased to $48,119 (December 31, 2022: $37,259) reflecting exploration expenditures incurred on the Deer Trail Project ($5,598) and Larder Project ($5,261) in 2023.

Current liabilities as at September 30, 2023 increased to $5,780 (December 31, 2022: $2,663) driven by the recognition of a $2,357 flow-through premium liability (December 31, 2022: nil).

Non-current liabilities of $5,585 as at September 30, 2023 (December 31, 2022: $3,470) includes the non-current portion of the lease obligation of $31 (December 31, 2022: $140), $484 for a reclamation provision (December 31, 2022: $409) and a deferred income tax liability of $5,070 (December 31, 2022: $2,921), the latter primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

Company’s investment in Juanicipio

The following table provides a summary of the Company’s investment relating to its interest in Juanicipio for the nine months ended September 30, 2023 and the year ended December 31, 2022:

	September 30,	December 31,
	2023	2022
	$	$
Balance, beginning of period	338,316	291,084
Juanicipio oversight expenditures incurred 100% by MAG	384	719
Amortization of Juanicipio's oversight expenditures incurred 100% by MAG	(171)	-
Loan repayment from Juanicipio	(8,800)	-
Cash contributions and advances to Juanicipio	24,992	8,140
Total for the period	16,405	8,859
Income from equity accounted Investment in Juanicipio	44,030	40,767
Interest earned, net of recontributions, reclassified to accounts receivable	(6,122)	(2,394)
Balance, end of period	392,629	338,316

During the five months ended May 31, 2023 in the run up to the declaration of commercial production at Juanicipio, the Company incurred Juanicipio oversight expenditures of $384 (year ended December 31, 2022: $719), and following the declaration of commercial production, started expensing future Juanicipio oversight expenditures and recording amortization of accumulated capitalized Juanicipio oversight expenditures.

During the nine months ended September 30, 2023, the Company recognised amortization of $171 (year ended December 31, 2022: nil). The Company made cash advances of $24,992 to Juanicipio during Q1 2023 to extinguish substantial tax and mining duty obligations in Mexico (year ended December 31, 2022: $8,140). During Q3, with Juanicipio operating at nameplate capacity and generating free cash flow, $11,295 was returned to MAG comprising an $8,800 loan principal repayment and $2,495 in interest on loans.

23

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

10.	CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the three and nine months ended September 30, 2023 and September 30, 2022, respectively:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
	$	$	$	$

Operating activities before movements in non-cash
working capital	(3,007)	(1,762)	(6,645)	(6,001)
Movements in non-cash working capital	1,706	500	413	(1,955)
Operating activities	(1,301)	(1,262)	(6,232)	(7,956)
Investing activities	7,412	(3,661)	(20,859)	(9,245)
Financing activities	103	(28)	55,880	(49)

Effect of exchange rate changes on cash	(359)	(197)	(225)	9

Increase (decrease) in cash during the period	5,855	(5,148)	28,564	(17,241)
Cash, beginning of period	52,664	44,655	29,955	56,748
Cash, end of period	58,519	39,507	58,519	39,507

Operating Activities

During Q3 MAG used $1,301 in cash for operations (three months ended September 30, 2022: $1,262) due to the payment of corporate office expenses.

During the nine months ended September 30, 2023 MAG used $6,232 in cash for operations (nine months ended September 30, 2022: $7,956) due to the payment of corporate office expenses. The decrease in cash used for operations was largely driven by severance payments made to a previous executive of the Company in 2022 as well as lower insurance premiums in 2023.

Investing Activities

During Q3 cash provided from investing activities amounted to $7,412 (three months ended September 30, 2022: cash used $3,661). The increase in cash provided from investing activities was driven by the receipt of $8,800 (three months ended September 30, 2023: nil) in loan repayments and $2,495 (three months ended September 30, 2022: $86) in interest received on loans advanced to Juanicipio.

During the nine months ended September 30, 2023 cash used in investing activities amounted to $20,859 (nine months ended September 30, 2022: cash used $9,245). The increase in cash used in investing activities was driven by the net loan contributions of $16,192 to Juanicipio (nine months ended September 30, 2022: nil) offset by $5,789 (three months ended September 30, 2022: $86) in interest received on loans advanced to Juanicipio.

Financing Activities

On February 7, 2023, the Company closed a $42,558 bought deal public offering and issued 2,905,000 common shares at a price of $14.65 per common share. On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement and issued 969,450 Flow-Through Shares at a price of $17.67 (C$23.75) per Flow-Through Share. Share issuance costs for both equity financings amounted to $3,942 yielding net proceeds of $55,749.

24

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

In addition, during the nine months ended September 30, 2023, 21,346 stock options were exercised for cash proceeds of $225 (nine months ended September 30, 2022: 3,125 stock options exercised for cash proceeds of $32).

11.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except for per share amounts)):

	2023				2022			2021
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Income in equity accounted investment in Juanicipio (3)	13,692	22,419	7,919	2,877	11,781	12,347	13,762	8,777
Interest income (1)	663	641	564	295	216	18	101	22
Other income (4)	269	233	127	-	-	-	-	-
General and administrative expenses	4,094	3,233	3,272	3,797	3,003	3,282	2,270	3,347
Net income (loss) (2)	8,862	19,390	4,713	(825)	8,227	7,562	2,680	8,662
Net income (loss) per share	0.09	0.19	0.05	(0.01)	0.08	0.08	0.03	0.09
Diluted net income (loss) per share	0.09	0.19	0.05	(0.01)	0.08	0.08	0.03	0.09

(1)	The Company’s only source of interest income during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Interest from the Juanicipio loans, where MAG owns a 44% interest, is recognized through MAG’s income from equity accounted Investment in Juanicipio (see ‘Results of the Juanicipio’ above) as applicable.

(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results”. Net income was negatively impacted in Q1 2022 by a write-down of an exploration and evaluation asset for $10,471.

(3)	Income from equity accounted Investment in Juanicipio is often materially affected by changes in volatile metal prices, start-up and ramp-up activities associated with mining and processing, non-cash deferred tax movements related to assets being brought into use as well as fluctuating feed grades as the operations approached steady state. Q4 2022 lower income in equity accounted Investment in Juanicipio versus Q1-Q3 2022 is mainly due to a lower silver grade from tonnes processed, ranging between 19% and 30% against comparative period. Q2 and Q3 2023 higher incomes in equity accounted investment in Juanicipio is mainly due to processing of more mineralized material than in prior periods (see ‘Results of Juanicipio’ above).

(4)	On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement of Flow-Through Shares, for which the Company recorded a $2,986 flow-through premium liability. As eligible expenditures are incurred, the Company records associated amortization of flow-through share premium liability in other income.

25

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

12.	NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Juanicipio does not calculate this information for use by both shareholders (Fresnillo 56%, and MAG 44%), rather it is calculated by the Company solely for the Company’s own disclosure purposes and may differ from the non-IFRS measures calculated and presented by Fresnillo.

Operating cash cost per ounce and cash cost per ounce

The Company has included the non-IFRS performance measures of operating cash cost per ounce and cash cost per ounce on a by-product basis throughout this MD&A. In the gold and silver mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold and silver mining companies. Management uses operating cash cost per ounce and cash cost per ounce to monitor the operating performance of Juanicipio. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate operating cash cost and cash cost per ounce differently.

The following table provides a reconciliation of operating cash cost and cash cost per silver ounce of Juanicipio to production cost of Juanicipio on a 100% basis (the nearest IFRS measure) as presented in the notes to the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2023 and 2022.

26

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

	Three months ended September 30,		Nine months ended September 30,
(in thousands of US$, except per ounce amounts)	2023	2022	2023	2022
Production cost as reported	43,781	18,127	125,730	46,108
Depreciation on inventory movements	(1,145)	1,057	(2,799)	4,027
Adjusted production cost	42,637	19,184	122,932	50,135
Treatment, refining, and other processing costs	9,211	12,111	38,461	31,148
By-product revenues (2)	(33,415)	(17,308)	(87,493)	(53,515)
Total operating cash costs (1)	18,432	13,987	73,900	27,768
Extraordinary mining and other duties	1,635	64	3,532	276
Total cash costs (1)	20,067	14,050	77,431	28,044
Silver ounces sold	4,288,747	2,425,256	11,167,181	6,871,692
Operating cash cost per silver ounce sold ($/ounce)	4.30	5.77	6.62	4.04
Cash cost per silver ounce sold ($/ounce)	4.68	5.79	6.93	4.08

(1)	As Q3 2023 is the first full quarter of commercial production, information presented for total operating cash costs and total cash costs together with their associated per unit values are not directly comparable.
(2)	By-product revenues relates to the sale of other metals contained in the lead and zinc concentrates produced and delivered, namely gold, lead, and zinc.

All-in sustaining cost per ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world’s leading gold mining companies was established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining cost per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining and producing an ounce of gold. The Company, in applying the same methodology for its silver production, has adopted the reporting of “all-in sustaining cost per silver ounce”, which is a non-IFRS performance measure. The Company believes that the all-in sustaining cost per silver ounce measure provides additional insight into the costs of producing silver by capturing all of the expenditures required for the discovery, development and sustaining of silver production and allows the Company to assess Juanicipio’s ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate Juanicipio’s performance and ability to generate cash flow, distribution of which is subject to the terms of the Juanicipio shareholders’ agreement. Other companies may calculate all-in sustaining cost per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in sustaining costs adjust “Total cash costs” for G&A expenses, exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs. Exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs are not line items on Juanicipio’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine silver ounce production at a mine site.

27

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining capital expenditures exclude all expenditures at Juanicipio’s “new projects” and certain expenditures at Juanicipio which are deemed expansionary in nature. Accretion on reclamation and closure costs represents the growth in Juanicipio’s decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of closure and reclamation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the Juanicipio’s results as disclosed in the notes to the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2023 and 2022.

The following table provides a reconciliation of AISC of Juanicipio to production cost and various operating expenses of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of US$, except per ounce amounts)	2023	2022	2023	2022
Total cash costs	20,067	14,050	77,431	28,044
General and administrative expenses	3,458	1,192	9,116	4,100
Exploration	2,059	2,047	6,121	5,668
Sustaining capital expenditures	13,604	5,728	26,737	13,329
Sustaining capital lease payments	174	212	552	646
Interest on lease laibilities	(15)	(6)	(32)	(18)
Accretion on closure and reclamation costs	64	58	186	173
All-in sustaining costs (1)	39,411	23,281	120,111	51,942
Silver ounces sold	4,288,747	2,425,256	11,167,181	6,871,692
All-in sustaining cost per silver ounce sold ($/ounce)	9.19	9.60	10.76	7.56
Average realized price per silver ounce sold ($/ounce)	23.51	18.36	23.49	21.46
All-in sustaining margin ($/ounce)	14.32	8.76	12.73	13.90
All-in sustaining margin	61,430	21,246	142,160	95,524

(1)	As Q3 2023 is the first full quarter of commercial production, information presented for all-in sustaining costs and all-in sustaining margin together with their associated per unit values are not directly comparable.

For the three and nine months ended September 30, 2023 the Company incurred corporate G&A expenses of $3,139 and $7,801 respectively (three and nine months ended September 30, 2022: $1,856 and $6,135 respectively) which exclude share-based compensation and depreciation expense.

The Company’s attributable silver ounces sold for the three and nine months ended September 30, 2023 were 1,887,049 and 4,913,560 respectively (three and nine months ended September 30, 2022: 1,067,113 and 3,023,544 respectively), resulting in additional all-in sustaining cost for the Company of $1.66/oz and $1.59/oz respectively (three and nine months ended September 30, 2022: $1.74/oz and $2.03/oz respectively), in addition to Juanicipio’s all-in-sustaining costs presented in the above table.

28

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

The following table reconciles sustaining capital expenditures (including exploration expenditures) to cash flow used in investing activities of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of US$)	2023	2022	2023	2022
Cash used in investing activities - Juanicipio	16,524	34,254	61,652	121,022
Less:
Development expenditures (1)	(4,996)	(27,013)	(28,129)	(92,279)
Capitalized shareholder loan interest	-	(1,275)	-	(3,961)
Change in A/P and deposits related to capital expenditures not included in AISC	4,135	1,809	(666)	(5,784)
Total sustaining capital expenditures (including exploration) (1)	15,663	7,775	32,857	18,997
Less capitalized exploration expenditures	(2,059)	(2,047)	(6,120)	(5,668)
Total sustaining capital expenditures (1)	13,604	5,728	26,737	13,329

(1)	As Q3 2023 is the first full quarter of commercial production, information presented for sustaining and development capital expenditures are not directly comparable.

EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of Juanicipio. Other companies may calculate EBITDA and Adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in Juanicipio to net income (the nearest IFRS measure) of the Company per the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2023 and 2022. All adjustments are shown net of estimated income tax.

	Three months ended September 30,		Nine months ended Septembere 30,
(in thousands of US$)	2023	2022	2023	2022
Net income after tax for the period	8,862	8,227	32,965	18,469
Add back (deduct):
Taxes	1,008	548	2,149	216
Depreciation and depletion	133	34	201	102
Finance costs (income and expenses)	(740)	(17)	(2,293)	68
EBITDA for the period (1)	9,263	8,792	33,022	18,855
Add back (deduct):
Adjustment for non-cash SBC	822	1,113	2,597	2,318
Exploration property write-down				10,471
Share of net earnings related to Juanicipio	(13,692)	(11,781)	(44,030)	(37,890)
MAG attributable interest in Junicipio Adjusted EBITDA	33,527	13,347	76,104	52,532
Adjusted EBITDA for the period (1)	29,920	11,471	67,693	46,286

(1)	As Q3 2023 is the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

29

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

The following table reconciles Juanicipio’s EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2023 and 2022 to the results of Juanicipio as disclosed in note 6 to the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of US$)	2023	2022	2023	2022
Juanicipio net income after tax for the period	25,907	26,365	86,154	85,004
Add back (deduct):
Juanicipio taxes	23,824	(825)	23,441	20,101
Juanicipio depreciation and depletion	21,646	6,376	47,001	15,052
Juanicipio finance costs (income and expenses)	4,795	(1,584)	16,329	(786)
Juanicipio EBITDA for the period (1)	76,172	30,332	172,925	119,371
Add back (deduct):
Fixed asset write-down	27	1	38	19
Juanicipio adjusted EBITDA for the period (1)	76,198	30,333	172,963	119,390
MAG's attributable interest in Juanicipio adjusted EBITDA for the period	33,527	13,347	76,104	52,532

(1)	As Q3 2023 is the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

While the above figure reflects an estimate of the Company’s “attributable interest” in adjusted EBITDA generated from Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the disposition of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-IFRS financial measure, to supplement information in its unaudited condensed interim consolidated financial statements. Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate Juanicipio’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free Cash Flow is calculated as cash flow from operating activities of Juanicipio adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of Juanicipio to its cash flow from operating activities on a 100% basis (the nearest IFRS measure), as presented in Note 6 of the unaudited consolidated interim financial statements of the Company for the three and nine months ended September 30, 2023 and 2022.

30

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

	Three months ended September 30,		Nine months ended September 30,
(in thousands of US$)	2023	2022	2023	2022
Cash flow from operating activities	57,346	15,899	61,026	121,638
Less:
Cash flow used in investing activities	(16,524)	(34,254)	(61,652)	(121,022)
Sustaining capital lease payments	(174)	(212)	(552)	(646)
Juanicipio free cash flow for the period (1)	40,649	(18,567)	(1,179)	(30)

(1)	As Q3 2023 is the first full quarter of commercial production, information presented for free cash flow of Juanicipio is not directly comparable.

While the above figure reflects free cash flow generated at Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the disposition of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

13.	LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2023, MAG had working capital (current assets less current liabilities) of $55,088 (December 31, 2022: $29,232) including cash of $58,519 (December 31, 2022: $29,955) and no long-term debt. At September 30, 2023, Juanicipio had working capital of $99,556 (December 31, 2022: negative working capital of $1,395) including cash of $23,434 (December 31, 2022: $1,102) (MAG’s attributable share is 44%). Future liquidity may depend upon the Company’s ability to repatriate capital from Juanicipio, arrange debt or additional equity financing.

Revolving Credit Facility

On October 4, 2023 the Company executed definitive documentation for a $40,000 senior secured revolving credit facility with the Bank of Montreal. There is a provision for an accordion feature whereby, upon request, the Credit Facility may be increased to $75,000 any time prior to the maturity date, at the discretion of the lender. The Credit Facility will bear interest on a sliding scale of SOFR or the lenders Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. Commitment fees on the undrawn portion of the Credit Facility are calculated on a similar sliding scale of between 50 and 75 basis points. The term of the Credit Facility is 34 months, maturing on August 4, 2026. All debts, liabilities and obligations under the Credit Facility are guaranteed by the Company's material subsidiaries and secured by assets of the Company including the pledge of a material subsidiary. The Credit Facility includes a number of customary covenants (liquidity, leverage, tangible net worth) and conditions including limitations on acquisitions and investments (excluding exploration and capital expenditures) funded using cash with no limitations when equity is used as a funding source.

31

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Funding of the Juanicipio Capex and other Juanicipio related expenditures

With its processing facility operating at nameplate, all major construction activities have now been completed and Juanicipio is demonstrating its ability to sustain ongoing production levels. Additional funding requirements related to market conditions (i.e. lower metal prices or higher inflation driving higher costs for instance), or additional capital in excess of the operating cash flow generated may be funded by further cash calls required from Fresnillo and MAG.

Miscellaneous Expenditures

Aside from its investment in Juanicipio, the Company maintains a corporate office and undertakes other exploration activities. The Company may therefore need to raise additional capital in the future in order to meet these funding requirements. Accordingly, future liquidity may depend upon the Company’s ability to arrange additional debt or additional equity financings.

Expected Use of Proceeds and Financings

On November 29, 2021, MAG closed a bought deal share offering and issued 2,691,000 common shares, resulting in net proceeds of $43,242. A reconciliation of the expected use of net proceeds disclosed in the Company’s prospectus supplement dated November 23, 2021 to a short form base shelf prospectus dated April 23, 2020 against the actual use of net proceeds as at September 30, 2023 is as follows:

Description	Estimated Amount ($)	Expended Amount ($)
Exploration expenditures related to Juanicipio, the Deer Trail Project and other projects	17,500	17,500
Development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio (2021-2022)	16,700	8,140
Working capital and general corporate purposes	9,000	9,000
Variance in previously disclosed expected use of proceeds (1)	-	8,560
Total	43,200	43,200

(1)	The balance of the proceeds from the offering previously expected to be applied to development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio were subsequently re-allocated to contribute to the extinguishment of substantial tax and mining duty obligations of Juanicipio in Mexico.

32

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

The Company closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 common shares, including 170,000 common shares issued upon the partial exercise of the over-allotment option, at a price of $14.65 per common share. A reconciliation of the expected use of net proceeds disclosed in the Company’s short form prospectus dated February 2, 2023 against the actual use of net proceeds as at September 30, 2023 is as follows:

Description	Estimated Amount ($)	Expended Amount ($)
Exploration expenditures related to Juanicipio, the Deer Trail Project and other projects	17,600	5,864(1)
Development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio	14,200	-
Working capital and general corporate purposes	11,700	5,950 (2)
Variance in previously disclosed expected use of proceeds (3)	-	16,432
Total	43,500	28,246

(1)	The Company anticipates $11,736 of the remaining proceeds from the offering will be allocated to exploration expenditures, aligned with previously disclosed expectations.

(2)	The Company anticipates $3,518 of the remaining proceeds from the offering will be allocated to working capital and general corporate purposes.

(3)	All proceeds from the offering previously expected to be applied to development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio, and $2,232 expected to be applied to working capital and general corporate purposes, were subsequently re-allocated to contribute to the extinguishment of substantial tax and mining duty obligations of Juanicipio in Mexico.

As noted above in ‘Cash Flows’, MAG expended $10,053, net of $3,609 flow-through eligible expenditures at the Larder Project (year ended December 31, 2022: $14,671), on its exploration and evaluation properties (excluding Juanicipio’s exploration expenditures as directly funded by Juanicipio) in the nine months ended September 30, 2023, corresponding to the exploration expenditures in the first category in the tables above (November 2021 bought deal: nil remaining; February 2023 bought deal: $11,736 remaining), and MAG used $6,232 (year ended December 31, 2022: $8,718) during the nine months ended September 30, 2023 for operations corresponding to the working capital and general corporate purposes above.

In March 2023, MAG advanced $24,992 (December 2022: $8,140) to Juanicipio and estimates that the full amount was used to extinguish substantial tax and mining duty obligations not included in the initial project capital, constituting a re-allocation in the initially anticipated use of funds of $14,200 and $2,232 previously disclosed in the second category (November 2021 bought deal: nil remaining; February 2023 bought deal: nil remaining) and third category (November 2021 bought deal: nil remaining; February 2023 bought deal: $3,518 remaining) respectively, of the foregoing tables. Given the variances mentioned above, the Company does not expect any adverse impact on its ability to achieve its the business objectives and milestones.

Additionally, the Company closed a $17,133 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 Flow-Through Shares, including 126,450 Flow-Through Shares issued upon the full exercise of a 15% over-allotment option at a price of $17.67 (C$23.75) per Flow-Through Share. Total proceeds are intended for the Larder Project, whereby plans are being executed and finalized for exploration programs in 2023 and 2024. As at September 30, 2023, the Company incurred $3,609 of eligible spend at the Larder Project ($13,524 remaining).

Other than as set forth above, it is expected that the full use of proceeds from each of the above noted offerings, once expended, will align with the above estimates, and the actuals will be reported in future MD&A, however, there can be no assurances the above objectives will be completed as circumstances may change and a reallocation of the funds may be necessary in order for the Company to achieve its stated business objectives.

33

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

14.	CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at September 30, 2023 for committed exploration work and other committed obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$

Minera Juanicipio (1)&(2)	-	-	-	-	-

Consulting contract commitments	471	294	177	$-	-
Total Obligations and Commitments (3)	471	294	177	-	-

1)	Although MAG Silver makes cash advances to Juanicipio as cash is called by the operator Fresnillo (based on approved Juanicipio budgets), they are not contractual obligations. MAG intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Juanicipio.

2)	According to the operator, Fresnillo, as at September 30, 2023, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $17,833 (December 31, 2022: $47,809) with respect to Juanicipio, both on a 100% basis.

3)	The Company also has discretionary commitments for property option payments and exploration expenditures as outlined in Note 7 ‘Exploration and Evaluation Assets’ of the Company’s unaudited condensed interim consolidated financial statements as at September 30, 2023. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

Other than as disclosed above, there were no material changes in the specified contractual obligations of the Company during the nine months ended September 30, 2023.

34

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

15.	SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value. As at November 9, 2023, the following common shares, stock options, replacement stock options and warrants, RSUs, PSUs and DSUs were outstanding:

	Number of shares	Exercise Price (in Canadian dollars) or Conversion Ratio	Remaining Life

Common shares	102,948,613	n/a	n/a
Stock options	1,208,376	C$13.46 – C$23.53	0.4 to 4.3 years
Replacement stock options	27,046	C$21.40 – C$26.41	0.1 to 0.7 years
Performance Share Units (“PSUs”) (1)	323,986	1:1(1)	0.4 to 4.6 years
Restricted Share Units(“RSUs”)	114,102	1:1	0.4 to 4.3 years
Deferred Share Units (“DSUs”) (2)	477,518	1:1	n/a (2)
Fully Diluted	105,099,641

(1) Includes 76,914 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting range from 19,459 PSUs to 136,805 PSUs.

(2) To be share settled, but no common shares are to be issued in respect of a participant in MAG’s deferred share unit plan prior to such eligible participant’s termination date.

16.	OTHER ITEMS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local community, or “local ejido”.

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Cyber Security

The Company’s operations depend, in part, on the efficient operation and management of the Company’s information technology and operational systems in a secure manner that minimizes cyber risks.  A breach of the Company’s systems could have a material adverse impact on the Company, its operations and reputation.

There has been an increase in cyber security incidents globally over the past several years and this trend is expected to continue and intensify as global reliance on technology continues to increase. The Company has programs and strategies in place that are designed to mitigate the risk of cyber-attacks and to allow the Company to recover from cyber security incidents as rapidly as possible should one occur. The Company monitors, assesses and works to improve the effectiveness of its technology programs and strategies, taking into account best industry practices. The Company has not experienced any material information security breach in the last three years, nor has it experienced any known material losses relating to cyber-attacks or other data/information security since its inception.

35

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

The Company has policies and programs in place to manage cyber risks. Such programs focus primarily on the following:

•	protecting the Company’s assets from cyber-attacks and safeguarding sensitive information;
•	improving cyber security protection, detection, incident response and recovery capabilities to minimize impact of adverse cyber events;
•	adopting practices to reduce third-party cyber security risks;
•	ongoing cyber security awareness in the workforce and the annual distribution of an information technology security policy;
•	quarterly briefings by senior management of the Company to the Audit Committee on information security matters; and
•	embedding security by design across the Company to proactively assess and manage cyber risk.

The above policies and programs are subject to oversight by the Company’s management team and Board. The Audit Committee, which is comprised entirely of independent directors, has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to information security.

There is no assurance that the Company’s policies and programs will be sufficient to eliminate the risk of cyber-attack nor to protect the Company’s assets or operations.

17.	TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have a material adverse impact on the Company’s operations and market value.

The Company is exposed to global and localized inflation which continues to be impacted by the ongoing Russia-Ukraine conflict, supply chain disruptions and rising interest rates.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG Silver’s liquidity is affected by the results of its own acquisition, exploration and advancement of mineral projects activities. The acquisition or discovery of an economic mineral deposit on one of its mineral property interests may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

Obtaining exploration permits in all the jurisdictions in which the Company operates, often encounter tribal, First Nations, and other forms of community resistance. Likewise, surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo project. Any further challenge to the access or exploration of any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected.

36

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

On March 28, 2023, a legislative initiative aimed at amending multiple legal codes, inclusive of the Mexican Federal Mining Law (the “Federal Mining Law”), was presented to the Mexican Congress by the President of Mexico. The proposed amendments pertain to, among other matters, granting of future mining permits and transfer of permits, shortening concession life, granting of future water permits, mine reclamation, profit-sharing requirements to distribute at least 7% of profits to local indigenous communities and management of mine waste. This initiative underwent a series of reviews and modifications, culminating in preliminary approval by the lower house of Congress, the Chamber of Deputies, on April 20, 2023. On April 29, 2023, the Mexican Senate approved the legislation. The amendments were approved by Mexico’s Federal Executive Branch and published in the Official Gazette of the Mexican Federation on May 8, 2023 bringing the amendments into law on May 9, 2023. The Company is conducting a thorough review and evaluation of potential implications specifically concerning our 44% interest in Juanicipio, including the treatment of concessions issued under previous legislation. Numerous legal challenges to the legality and constitutionality of several aspects of these changes have been filed with various Mexican courts and are pending adjudication. Juanicipio is committed to monitoring these judicial proceedings with the utmost attention.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, demands, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

18.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form dated March 27, 2023 available on SEDAR+ at www.sedarplus.ca and incorporated by reference herein.

The Credit Facility includes certain customary restrictive covenants. The Company does not currently anticipate any significant risk in complying with the financial ratios or financial covenants contained in the Credit Facility. However, if the current facts and circumstances faced by the Company were to change due to unexpected operational issues or due to other factors beyond the Company’s control, such changes could result in the Company being subject to certain restrictions under, or being found in default of, the Credit Facility. Future exploration work and development of the properties in which the Company has an interest may depend upon the Company’s ability repatriate capital from its interest in the Juanicipio Mine, obtain financing through joint venturing of projects, raise additional debt or equity finance, maintain the Credit Facility or raise financing though other means. Failure to access to such financing on a timely basis may have an adverse impact on the business of the Company.

37

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

In addition, the Company is exposed to a variety of financial instrument-related risks in the normal course of operations. The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and a lease obligation. A discussion with respect to the fair value of such instruments is included in Note 12 of the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2023. The Company examines the various financial instrument related risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk and interest rate risk. Management’s objectives, policies and procedures for managing these risks are disclosed in Note 11 of the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2023.

19.	OFF-BALANCE SHEET ARRANGEMENTS

MAG has no off-balance sheet arrangements.

20.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition and discovery of the Juanicipio property.

During the three and nine months ended September 30, 2023 and September 30, 2022, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	$	$	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	53	105	190	237
Travel and expenses	5	15	34	30
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	11	13	38	40
Field exploration services	40	38	118	126
Share-based payments (non-cash)	121	115	356	325
	230	286	737	758

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at September 30, 2023 is $57 related to these services (December 31, 2022: $104).

38

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The details of the Company’s significant subsidiary and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal	MAG's effective interest
		Asset	2023 (%)	2022 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this section.

As at September 30, 2023, Fresnillo and the Company have advanced $253,027 as shareholder loans (MAG’s 44% share $111,328) to Juanicipio, bearing interest at 1 and 6 month SOFR + 2%. From January 2022, with the mine being brought into commercial production, a portion of the interest incurred by Juanicipio was expensed whereas the remainder, pertaining to the processing facility, continued to be capitalized. Capitalized interest net of recontributions in 2022 of $1,336 was applied to MAG’s Investment in Juanicipio account reducing its balance as an eliminating related party entry. From January 2023 with the commencement of commissioning of the processing facility at Juanicipio, all of the interest is expensed. Interest recorded by Juanicipio for the nine months ended September 30, 2023 totalling $6,122 (year ended December 31, 2022: $1,058) has therefore been included in MAG’s income from its equity accounted Investment in Juanicipio.

During the three and nine months ended September 30, 2023 and September 30, 2022, compensation of key management personnel (including directors) was as follows:

		Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries and other short term employee benefits	376	389	1,581	1,217
Severance paid to a former executive	-	-	-	382
Share-based payments (non-cash)	605	571	1,963	1,174
	981	960	3,544	2,773

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer (the “CEO”), the CFO and the Chief Sustainability Officer.

39

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

21.	CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS

(a)	Significant judgments

In preparing the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2023, the Company made judgments when applying its accounting policies. The judgments that have the most significant effect on the amounts recognized in the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2023, have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2022, except as noted herein.

Declaration of commercial production at Juanicipio

The Juanicipio mine and related mining infrastructure achieved commercial production on January 1, 2022. Following a successful commissioning period, the Juanicipio processing facility had been operating at approximately 85% of its nameplate of 4,000 tpd with silver recovery consistently above 88%. With all major construction activities completed and the Juanicipio mine, processing facility and other vital systems all operating in line with, or rapidly approaching design capacity (Juanicipio demonstrating its ability to sustain ongoing production levels), commercial production at the Juanicipio processing facility was declared effective June 1, 2023.

With the declaration of commercial production, Juanicipio began depreciating all assets related to processing and associated facilities, in addition, the Company commenced depreciating exploration expenditures at Juanicipio that were capitalized in accordance with the Company’s accounting policies as well as project oversight expenditures incurred by MAG.

(b)	Significant estimates

The preparation of the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2023 in conformity with IFRS required management to make estimates and assumptions that affected the amounts reported and disclosed. These estimates were based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimating uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2022.

40

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

22.	CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2023 are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2022.

23.	CONTROLS AND PROCEDURES

The Company has filed certificates signed by the CEO and the CFO that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting as at September 30, 2023.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The board of directors (the “Board”) approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three and nine months ended September 30, 2023 were approved by the Board on November 9, 2023. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Therefore, even those systems determined to be effective can provide only reasonable (not absolute) assurance that the objectives of the control system are met and as such, misstatements due to error or fraud may occur and not be detected. The CEO and CFO have designed the Company’s internal control over financial reporting as of September 30, 2023 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

41

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

There have been no changes in internal controls over financial reporting during the three months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

24.	ADDITIONAL INFORMATION

Additional information on the Company, including the Company’s most recent Annual Information Form dated March 27, 2023 is available for viewing under MAG’s profile on the SEDAR+ at www.sedarplus.ca and on SEC’s EDGAR website at www.sec.gov.

25.	CAUTIONARY STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

•	statements that address achieving the nameplate 4,000 tpd milling rate at Juanicipio;
•	statements that address our expectations regarding exploration and drilling;
•	statements regarding production expectations and nameplate;
•	statements regarding the expected use of the Credit Facility;
•	statements regarding the additional information from future drill programs;
•	estimated project economics, including but not limited to, plant or mill recoveries, payable metals produced, underground mining rates;
•	the estimation of Mineral Resources;
•	estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
•	the anticipated impact on the Company’s business and operations from the re-allocation of proceeds received from the Company’s recent public offerings;
•	expectations and estimates regarding use of proceeds;
•	the expected capital, sustaining capital and working capital requirements at Juanicipio, including the potential for additional cash calls;
•	production rates, payback time, capital and operating and other costs, internal rate of return, anticipated life of mine, and mine plan;
•	mining methodology expectations;
•	distinctly different mineralization styles expectations;
•	expected upside from additional exploration;
•	expected results from Deer Trail Project Phase 3 drilling;
•	expected capital requirements and sources of funding;
•	statements regarding legal challenges to the amended Federal Mining Law;
•	statements regarding the 2022 Sustainability Report, including the contents therein; and
•	other future events or developments.

42

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

When used in this MD&A, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this MD&A include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax regime and proposed amendments to applicable Mexican legislation, including the Federal Mining Law, MAG’s ability to obtain adequate financing, and outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Credit Facility; the expected use of the Credit Facility; risks relating to the development of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia and the events relating to the Israel-Hamas war; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the 2017 PEA; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form dated March 27, 2023 available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

43

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cautionary Note for United States Investors

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including all Mineral Resource estimates contained in such technical disclosure has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this MD&A, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource estimates under the standards adopted under the SEC Modernization Rules.

Cautionary Note to Investors Concerning Estimates of Mineral Resources

Investors are cautioned not to assume that any part, or all, of the mineral deposits categorized as “Inferred Mineral Resources” or “Indicated Mineral Resources” will ever be converted into Mineral Reserves. “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.

44